November 26, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Melissa Raminpour

Re:	Callaway Golf Company

Form 10-K for the Fiscal Year Ended December 31, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2019

Form 8-K Filed on August 8, 2019

Response letter dated October 18, 2019

File No. 001-10962

Dear Ms. Raminpour:

This letter is in response to the comment letter, dated October 30, 2019, of the staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for Callaway Golf Company (the “Company”). Set forth below are the Staff’s comments in bold followed by the Company’s responses thereto.

Response Letter Dated October 18, 2019

Form 10-Q for the Quarter Ended June 30, 2019

Note 18. Segments, page 34

1.

We note from your response to our prior comment 2 that you have structured your management teams to oversee the design, sales, marketing and operations of the golf club and golf ball operations as one single Golf Equipment business with a separate management team to oversee the soft goods business. Please tell us if there is any discrete financial information available for the golf ball product line and the golf clubs product line. If so, please tell us the nature of the information and if the CODM receives this information for use in making resource allocation decisions and assessing performance.

We respectfully acknowledge the Staff’s comment. The Company’s Chief Operating Decision Maker (“CODM”), which is the Company’s Chief Executive Officer, receives various reports on a monthly/quarterly basis to assess the performance of the business. On at least a quarterly basis, the CODM receives a Golf Equipment Statement of Operations and an Apparel, Gear and Other (“soft goods”) Statement of Operations, including sales, gross profit, operating expenses, and income from operations, to assess the performance of the Company’s operating segments. The CODM also receives various other reports, including a separate Golf Club and Golf Ball Statement of Operations to aid in his understanding of the performance of the Golf Equipment operating segment. Reports at the golf club and golf ball level are created using certain direct costs and all other costs are allocated based on sales. The CODM also receives statements of operations by brand to aid in his understanding of the performance of the business, as well as financial information (including sales and margin information) regarding regional performance and product performance that pertains to both operating segments. In summary, the regional, brand and product line operating results are used by the CODM to facilitate a more granular evaluation of the performance of the golf equipment and soft goods operating segments.

Although the CODM receives reports at a more granular level than the operating segment level, the CODM primarily makes business decisions and allocates resources (compensation, personnel, acquisition and investment decisions) based on operating results reported at the golf equipment level and the soft goods level. Examples of some key business decisions made by the CODM include the acquisitions of TravisMathew and Jack Wolfskin for the Company’s strategic expansion in the apparel market; the restructuring of the Company’s supply chain, with separate, similarly aligned management functions for each of the global golf equipment and global soft goods segments; different incentive compensation plans for the management of the golf equipment business and the soft goods businesses; and beginning in 2020 the Company’s global corporate budget will include a golf equipment and soft goods operating segment budget which will be consolidated into the Company’s 2020 global corporate budget. The CODM and his direct reports manage key operational functions (sales, marketing, supply chain, and R&D) at the operating segment level as these functions differ significantly for each of the golf equipment and soft goods segments.

The Company has separate sales teams to support its golf equipment product categories separately from substantially all of its soft goods products due to the different customer base for each of these businesses. The Company’s golf ball and golf club products are sold to the same customers across all sales channels including larger wholesale customers, on-course golf shops and off-course specialty golf shops. The Company’s supply chain is also organized to support the golf equipment business separately from the soft goods business because the golf equipment products (golf clubs and golf balls) have similar development cycles and utilize the same distribution centers worldwide. Additionally, the golf equipment and soft goods operating segments each have a unique supplier base across all products within each segment.

Managing the Company’s operations at the golf equipment and soft goods operating segment level is also consistent with the Company’s external reporting. Beginning in the first quarter of 2019, the Company’s earnings call materials and discussion presented financial information on the golf equipment business separate from the soft goods business. The Company has further begun to report operating results and initiatives to investors and analysts at the golf equipment level and the soft goods level, as seen in its 2019 Investor Presentations available on the Company’s website. In 2019, the MD&A in the Company’s Form 10-Qs presents sales by product line and geography, but also includes a profitability analysis at the operating segment level. Additionally, in Q1 2019, management began presenting its results of operations to its Board of Directors at the golf equipment level and the soft goods level, with additional revenue and margin details provided at the region and brand level.

The Company does not believe that the provision to the CODM of discrete financial information related to the golf club and golf ball product lines should be dispositive or even given much weight in the assessment of operating segments. It would not be feasible to identify as an operating segment each of the product lines, regions, brands and functions for which the CODM receives financial information. As stated in ASC 280-10-50-6:

“For many public entities, the three characteristics of operating segments described in paragraph 280-10-50-1 clearly identify a single set of operating segments. However, a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors”

Under this guidance, and given the manner in which management has organized its segments for making operating decisions and assessing performance as discussed above and in our letter to you dated October 18, 2019, the Company believes that its management structure and the operating segment financial information provided to the CODM and the Board of Directors should be afforded more weight than the other factors described in ASC 280 for determining its operating segments. This belief is further supported by the overall decision-making process determined by the Company’s CODM where, as discussed above, the key business decisions are made at the current operating segment level with other financial information provided to the CODM to facilitate more in-depth discussions with managers to determine strategy and best practices.

Form 8-K furnished August 8, 2019

Exhibit 99.1 Earnings Release, page 1

2.

We note from your response in Exhibit A that you intend to include a table which reconciles the non GAAP forecasted amounts to their comparable GAAP measure. We also note that you include Adjusted EBITDA in the table. Please confirm that you will reconcile the Adjusted EBITDA guidance to net income, its most comparable GAAP measure. If you are unable to provide this reconciliation without unreasonable efforts, please revise to disclose that fact. See Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

We respectfully acknowledge the Staff’s comment. For historical Adjusted EBITDA, the Company provides a reconciliation to net income, its most comparable GAAP measure. Attached hereto as Exhibit A are the tables provided by the Company in its latest earnings release dated October 30, 2019 (“Earnings Release”), to reconcile the non-GAAP measures to the comparable GAAP measures. In future filings, the Company will provide a similar reconciliation.

For Adjusted EBITDA guidance, the Company excludes from forecasted net income future interest expense, taxes, depreciation and amortization expense, non-cash stock compensation expense, non-cash purchase accounting adjustments and acquisition and other non-recurring expenses. A forecast of each of these line items is not available without unreasonable efforts due to the variability of these items and the inability to predict them with certainty. Accordingly, we have not provided a further reconciliation of forecasted Adjusted EBITDA guidance to forecasted GAAP net income in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. Although we have not provided a full reconciliation of each of the line items, a comparison of forecasted Adjusted EBITDA to the forecasted net income has been provided in the attached Exhibit B. In future filings, the Company will provide a similar reconciliation of the non-GAAP guidance to the comparable GAAP measures, unless such reconciliation cannot be provided without unreasonable efforts in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. If we cannot provide the reconciliation without unreasonable efforts, the Company will disclose that fact.

Please contact the undersigned at (760) 930-5891 or Sarah Kim, Vice President, General Counsel & Corporate Secretary, at (760) 804-4368 if you have any further questions or require any further information.

Very truly yours,

/s/ Jennifer Thomas
Jennifer Thomas Chief Accounting Officer

Exhibit A

CALLAWAY GOLF COMPANY

Non-GAAP Reconciliation and Supplemental Financial Information

(Unaudited)

(In thousands)

	2019 Adjusted EBITDA				2018 Adjusted EBITDA
	Quarter Ended				Quarter Ended
	March 31, 2019	June 30, 2019	September 30, 2019	Total	March 31, 2018	June 30, 2018	September 30, 2018	Total
Net income	$48,647	$28,931	$31,048	$108,626	$62,855	$60,867	$9,517	$133,239
Interest expense, net	9,639	10,260	9,545	29,444	1,528	1,661	1,056	4,245
Income tax provision	9,556	7,208	2,128	18,892	17,219	17,247	1,335	35,801
Depreciation and amortization expense	7,977	9,022	8,472	25,471	4,737	5,029	4,996	14,762
Non-cash stock compensation expense	3,435	3,530	2,513	9,478	2,999	3,465	3,511	9,975
Acquisitions & other non-recurring costs, before taxes	13,986	6,939	3,009	23,934	—	—	1,521	1,521

Adjusted EBITDA	$93,240	$65,890	$56,715	$215,845	$89,338	$88,269	$21,936	$199,543

Exhibit B

CALLAWAY GOLF COMPANY

2019 Guidance GAAP to Non-GAAP Reconciliation

(Unaudited)

(In thousands)

	Twelve Months Ended December 31, 2019
	GAAP	Non-Cash Purchase Accounting Adjustments(1)	Acquisition & Other Non-Recurring Expenses(2)	Non-GAAP
Gross margin	46.1%	(0.6)%	—%	46.7%
Operating expenses, net	$646	$5	$13	$628
Net income (loss) attributable to Callaway Golf Company	$76 – $82	($12)	($13)	$101 – $107
Diluted earnings (loss) per share:	$0.80 – $0.86	($0.13)	($0.13)	$1.06 – $1.12

(1)

Represents the amortization of intangible assets related to the Company’s OGIO and TravisMathew acquisitions as well as the amortization of intangible assets and the cost impact associated with a change in valuation of inventory (inventory step-up) related to the Company’s Jack Wolfskin acquisition.

(2)

Represents non-recurring transaction costs, including banker’s fees, legal fees, consulting and travel, and transition costs, including consulting, audit fees and valuation services, associated with the acquisition of Jack Wolfskin, as well as other non-recurring advisory fees.

	Twelve Months Ended December 31, 2019
	2019 EBITDA Guidance	Non-Cash Purchase Accounting Adjustments(2)	Acquisition & Other Non-Recurring Expenses(3)	2019 Adjusted EBITDA Guidance
EBITDA(1)	$181 – $188	($11)	($16)	$208 – $215

(1)

EBITDA excludes from forecasted net income interest expense, taxes, depreciation and amortization expense and non-cash stock compensation expense. A forecast of each of these line items is not available without unreasonable efforts due to the variability of these items and the inability to predict them with certainty. Accordingly, we have not provided a further reconciliation of EBITDA to GAAP net income.

(2)

Represents the amortization of intangible assets related to the Company’s OGIO and TravisMathew acquisitions as well as the amortization of intangible assets and the cost impact associated with a change in valuation of inventory (inventory step-up) related to the Company’s Jack Wolfskin acquisition.

(3)

Represents non-recurring transaction costs, including banker’s fees, legal fees, consulting and travel, and transition costs, including consulting, audit fees and valuation services, associated with the acquisition of Jack Wolfskin, as well as other non-recurring advisory fees.